DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report
Collection Period Ended   30-Jun-2026

Amounts in USD

Dates

Collection Period No.	27	
Collection Period (from... to)	1-Jun-2026	30-Jun-2026
Determination Date	13-Jul-2026	
Record Date	14-Jul-2026	
Distribution Date	15-Jul-2026	
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2026	15-Jul-2026 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2026	15-Jul-2026 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	301,000,000.00	115,575,246.54	96,763,523.61	18,811,722.93	62.497418	0.321474
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**175,525,246.54**	**156,713,523.61**	**18,811,722.93**		

Overcollateralization	74,504,076.37	74,502,231.68	74,502,231.68	
Adjusted Pool Balance	851,454,076.37	250,027,478.22	231,215,755.29	
Yield Supplement Overcollateralization Amount	38,548,423.47	7,865,113.48	7,308,472.43	
Pool Balance	**890,002,499.84**	**257,892,591.70**	**238,524,227.72**	

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.490000%	528,756.75	1.756667	19,340,479.68	64.254085
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**806,525.08**		**19,618,248.01**	

Amounts in USD

Available Funds

Principal Collections	17,482,752.03
Interest Collections	1,672,681.43
Net Liquidation Proceeds	71,702.67
Recoveries	1,558,043.58
Purchase Amounts	1,703,573.19
Advances made by the Servicer	0.00
Investment Earnings	41,619.54
Available Collections	**22,530,372.44**
Reserve Fund Draw Amount	0.00
Available Funds	**22,530,372.44**

Distributions

(1) Total Servicing Fee	214,910.49
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	806,525.08
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	18,811,722.93
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	2,697,213.94
Total Distribution	**22,530,372.44**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	214,910.49	214,910.49	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	806,525.08	806,525.08	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	528,756.75	528,756.75	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	806,525.08	806,525.08	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,811,722.93	18,811,722.93	0.00
Aggregate Principal Distributable Amount	18,811,722.93	18,811,722.93	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,579.39
minus Net Investment Earnings	5,579.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,579.39
Net Investment Earnings on the Collection Account	36,040.15
Investment Earnings for the Collection Period	41,619.54

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	257,892,591.70	1,926
Principal Collections	10,877,305.39	
Principal Collections attributable to Full Pay-offs	6,605,446.64	
Principal Purchase Amounts	1,674,907.94	
Principal Gross Losses	210,704.01	
Pool Balance end of Collection Period	238,524,227.72	1,862
Pool Factor	26.80%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	7.29%
Weighted Average Number of Remaining Payments	42.39	24.91
Weighted Average Seasoning (months)	14.87	38.20

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	231,491,145.23	1,812	97.05%
31-60 Days Delinquent	3,620,216.34	32	1.52%
61-90 Days Delinquent	3,108,766.28	12	1.30%
91-120 Days Delinquent	304,099.87	6	0.13%
Total	238,524,227.72	1,862	100.00%

Delinquency Trigger		**10.500%**
60+ Delinquency Receivables to EOP Pool Balance		1.43%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	210,704.01	4	59,596,851.98	331
Principal Net Liquidation Proceeds	71,448.59		9,212,363.39	
Principal Recoveries	1,448,994.50		21,138,714.90	
Principal Net Loss / (Gain)	(1,309,739.08)		29,245,773.69	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(6.332%)
Prior Collection Period	(0.876%)
Second Prior Collection Period	4.984%
Third Prior Collection Period	2.341%
Four Month Average	0.029%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.286%
Average Net Credit Loss/(Gain)	88,355.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%
9	1.08%	0.71%	1.38%	0.53%	0.70%	6.81%
10	1.53%	1.11%	1.36%	1.03%	0.14%	8.54%
11	1.69%	1.16%	0.61%	1.82%	0.18%	8.88%
12	1.75%	1.15%	1.17%	1.21%	0.82%	8.41%
13	1.97%	1.23%	1.16%	0.42%	1.16%	9.82%
14	2.09%	1.10%	1.68%	0.86%	0.77%	9.19%
15	2.54%	1.50%	2.53%	1.08%	0.48%	9.78%
16	2.85%	1.75%	2.59%	2.02%	0.37%	9.97%
17	3.08%	1.92%	2.22%	1.86%	1.02%	11.19%
18	3.46%	2.13%	1.83%	1.67%	1.78%	11.40%
19	4.42%	2.68%	2.14%	0.87%	1.06%	12.47%
20	4.66%	2.78%	3.43%	0.74%	1.16%	12.20%
21	4.99%	3.01%	2.46%	1.96%	1.14%	12.13%
22	5.29%	3.22%	3.60%	2.08%	1.78%	12.43%
23	5.51%	3.26%	2.99%	3.39%	1.69%	12.05%
24	5.71%	3.32%	2.49%	2.78%	2.35%	11.90%
25	6.52%	3.45%	1.19%	3.78%	0.18%	12.76%
26	6.67%	3.43%	0.73%	3.21%	0.86%	12.50%
27	6.70%	3.29%	1.52%	1.30%	0.13%	12.85%